-------------------------------                 -------------------------------
CUSIP No. 872960109                             Page 1 of 16 pages
-------------------------------                 -------------------------------

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                                    TNS, Inc.
                                ----------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    872960109
                                    ---------
                                 (CUSIP Number)

                    Direct any Notices and Communications to:
                    -----------------------------------------
                              George J. Mazin, Esq.
                                   Dechert LLP
                              30 Rockefeller Plaza
                               New York, NY 10112

                                 March 21, 2006
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               Page 1 of 16 Pages

-------------------------------                                                         -------------------------------
CUSIP No. 872960109                                                                     Page 2 of 16 pages
-------------------------------                                                         -------------------------------


        --------- ------------------------------------------------------------------------------------------------------
                  NAME OF REPORTING PERSON
           1      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ENDOWMENT CAPITAL, L.P.
                  77-0621714
        --------- ------------------------------------------------------------------------------------------------------
                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]
           2                                                           (b) [ ]
        --------- ------------------------------------------------------------------------------------------------------
                  SEC USE ONLY
           3
        --------- ------------------------------------------------------------------------------------------------------

           4      SOURCE OF FUNDS

                  WC
        --------- ------------------------------------------------------------------------------------------------------

           5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)     [ ]

        --------- ------------------------------------------------------------------------------------------------------
                  CITIZENSHIP OR PLACE OF ORGANIZATION
           6
                  DELAWARE
        ----------------------- --------- ------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                                   7
               NUMBER OF                  0
                SHARES          --------- ------------------------------------------------------------------------------
          BENEFICIALLY OWNED              SHARED VOTING POWER
                BY  EACH           8
               REPORTING PERSON           3,519,650
                 WITH           --------- ------------------------------------------------------------------------------
                                          SOLE DISPOSITIVE POWER
                                   9
                                          0
                                --------- ------------------------------------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                                   10
                                          3,519,650
        ----------- ----------------------------------------------------------------------------------------------------
            11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    14.68%
        ----------- ----------------------------------------------------------------------------------------------------
            12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

        ----------- ----------------------------------------------------------------------------------------------------
            13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    14.68%
        ----------- ----------------------------------------------------------------------------------------------------
            14      TYPE OF REPORTING PERSON

                    PN
        ----------- ----------------------------------------------------------------------------------------------------



-------------------------------                                                         -------------------------------
CUSIP No. 872960109                                                                     Page 3 of 16 pages
-------------------------------                                                         -------------------------------



        --------- ------------------------------------------------------------------------------------------------------
                  NAME OF REPORTING PERSON
           1      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  LONG DRIVE, L.P.
                  84-1639266
        --------- ------------------------------------------------------------------------------------------------------
                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]
           2                                                           (b) [ ]
        --------- ------------------------------------------------------------------------------------------------------
                  SEC USE ONLY
           3
        --------- ------------------------------------------------------------------------------------------------------

           4      SOURCE OF FUNDS

                  WC
        --------- ------------------------------------------------------------------------------------------------------

           5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)     [ ]

        --------- ------------------------------------------------------------------------------------------------------
                  CITIZENSHIP OR PLACE OF ORGANIZATION
           6
                  DELAWARE
        ----------------------- --------- ------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                                   7
               NUMBER OF                  0
                SHARES          --------- ------------------------------------------------------------------------------
          BENEFICIALLY OWNED              SHARED VOTING POWER
                BY  EACH           8
               REPORTING PERSON           3,519,650
                 WITH           --------- ------------------------------------------------------------------------------
                                          SOLE DISPOSITIVE POWER
                                   9
                                          0
                                --------- ------------------------------------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                                   10
                                          3,519,650
        ----------- ----------------------------------------------------------------------------------------------------
            11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    14.68%
        ----------- ----------------------------------------------------------------------------------------------------
            12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

        ----------- ----------------------------------------------------------------------------------------------------
            13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    14.68%
        ----------- ----------------------------------------------------------------------------------------------------
            14      TYPE OF REPORTING PERSON

                    PN
        ----------- ----------------------------------------------------------------------------------------------------



-------------------------------                                                         -------------------------------
CUSIP No. 872960109                                                                     Page 4 of 16 pages
-------------------------------                                                         -------------------------------


        --------- ------------------------------------------------------------------------------------------------------
                  NAME OF REPORTING PERSON
           1      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ENDOWMENT CAPITAL GROUP, LLC
                  77-0621719
        --------- ------------------------------------------------------------------------------------------------------
                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]
           2                                                           (b) [ ]
        --------- ------------------------------------------------------------------------------------------------------
                  SEC USE ONLY
           3
        --------- ------------------------------------------------------------------------------------------------------

           4      SOURCE OF FUNDS

                  AF
        --------- ------------------------------------------------------------------------------------------------------

           5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)     [ ]

        --------- ------------------------------------------------------------------------------------------------------
                  CITIZENSHIP OR PLACE OF ORGANIZATION
           6
                  DELAWARE
        ----------------------- --------- ------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                                   7
               NUMBER OF                  0
                SHARES          --------- ------------------------------------------------------------------------------
          BENEFICIALLY OWNED              SHARED VOTING POWER
                BY  EACH           8
               REPORTING PERSON           3,519,650
                 WITH           --------- ------------------------------------------------------------------------------
                                          SOLE DISPOSITIVE POWER
                                   9
                                          0
                                --------- ------------------------------------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                                   10
                                          3,519,650
        ----------- ----------------------------------------------------------------------------------------------------
            11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    14.68%
        ----------- ----------------------------------------------------------------------------------------------------
            12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

        ----------- ----------------------------------------------------------------------------------------------------
            13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    14.68%
        ----------- ----------------------------------------------------------------------------------------------------
            14      TYPE OF REPORTING PERSON

                    CO
        ----------- ----------------------------------------------------------------------------------------------------



-------------------------------                                                         -------------------------------
CUSIP No. 872960109                                                                     Page 5 of 16 pages
-------------------------------                                                         -------------------------------


        --------- ------------------------------------------------------------------------------------------------------
                  NAME OF REPORTING PERSON
           1      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ENDOWMENT CAPITAL GROUP, L.P.
                  04-377119
        --------- ------------------------------------------------------------------------------------------------------
                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]
           2                                                           (b) [ ]
        --------- ------------------------------------------------------------------------------------------------------
                  SEC USE ONLY
           3
        --------- ------------------------------------------------------------------------------------------------------

           4      SOURCE OF FUNDS

                  AF
        --------- ------------------------------------------------------------------------------------------------------

           5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)     [ ]

        --------- ------------------------------------------------------------------------------------------------------
                  CITIZENSHIP OR PLACE OF ORGANIZATION
           6
                  DELAWARE
        ----------------------- --------- ------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                                   7
               NUMBER OF                  0
                SHARES          --------- ------------------------------------------------------------------------------
          BENEFICIALLY OWNED              SHARED VOTING POWER
                BY  EACH           8
               REPORTING PERSON           3,519,650
                 WITH           --------- ------------------------------------------------------------------------------
                                          SOLE DISPOSITIVE POWER
                                   9
                                          0
                                --------- ------------------------------------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                                   10
                                          3,519,650
        ----------- ----------------------------------------------------------------------------------------------------
            11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    14.68%
        ----------- ----------------------------------------------------------------------------------------------------
            12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

        ----------- ----------------------------------------------------------------------------------------------------
            13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    14.68%
        ----------- ----------------------------------------------------------------------------------------------------
            14      TYPE OF REPORTING PERSON

                    PN
        ----------- ----------------------------------------------------------------------------------------------------



-------------------------------                                                         -------------------------------
CUSIP No. 872960109                                                                     Page 6 of 16 pages
-------------------------------                                                         -------------------------------


        --------- ------------------------------------------------------------------------------------------------------
                  NAME OF REPORTING PERSON
           1      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ENDOWMENT CAPITAL MANAGEMENT, LLC
                  05-0630772
        --------- ------------------------------------------------------------------------------------------------------
                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]
           2                                                           (b) [ ]
        --------- ------------------------------------------------------------------------------------------------------
                  SEC USE ONLY
           3
        --------- ------------------------------------------------------------------------------------------------------

           4      SOURCE OF FUNDS

                  AF
        --------- ------------------------------------------------------------------------------------------------------

           5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)     [ ]

        --------- ------------------------------------------------------------------------------------------------------
                  CITIZENSHIP OR PLACE OF ORGANIZATION
           6
                  DELAWARE
        ----------------------- --------- ------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                                   7
               NUMBER OF                  0
                SHARES          --------- ------------------------------------------------------------------------------
          BENEFICIALLY OWNED              SHARED VOTING POWER
                BY  EACH           8
               REPORTING PERSON           3,519,650
                 WITH           --------- ------------------------------------------------------------------------------
                                          SOLE DISPOSITIVE POWER
                                   9
                                          0
                                --------- ------------------------------------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                                   10
                                          3,519,650
        ----------- ----------------------------------------------------------------------------------------------------
            11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    14.68%
        ----------- ----------------------------------------------------------------------------------------------------
            12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

        ----------- ----------------------------------------------------------------------------------------------------
            13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    14.68%
        ----------- ----------------------------------------------------------------------------------------------------
            14      TYPE OF REPORTING PERSON

                    CO
        ----------- ----------------------------------------------------------------------------------------------------



-------------------------------                                                         -------------------------------
CUSIP No. 872960109                                                                     Page 7 of 16 pages
-------------------------------                                                         -------------------------------


        --------- ------------------------------------------------------------------------------------------------------
                  NAME OF REPORTING PERSON
           1      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  PHILIP TIMON
                  ###-##-####
         --------- ------------------------------------------------------------------------------------------------------
                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]
           2                                                           (b) [ ]
        --------- ------------------------------------------------------------------------------------------------------
                  SEC USE ONLY
           3
        --------- ------------------------------------------------------------------------------------------------------

           4      SOURCE OF FUNDS

                  AF
        --------- ------------------------------------------------------------------------------------------------------

           5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)     [ ]

        --------- ------------------------------------------------------------------------------------------------------
                  CITIZENSHIP OR PLACE OF ORGANIZATION
           6
                  UNITED STATES OF AMERICA
        ----------------------- --------- ------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                                   7
               NUMBER OF                  0
                SHARES          --------- ------------------------------------------------------------------------------
          BENEFICIALLY OWNED              SHARED VOTING POWER
                BY  EACH           8
               REPORTING PERSON           3,519,650
                 WITH           --------- ------------------------------------------------------------------------------
                                          SOLE DISPOSITIVE POWER
                                   9
                                          0
                                --------- ------------------------------------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                                   10
                                          3,519,650
        ----------- ----------------------------------------------------------------------------------------------------
            11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    14.68%
        ----------- ----------------------------------------------------------------------------------------------------
            12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

        ----------- ----------------------------------------------------------------------------------------------------
            13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    14.68%
        ----------- ----------------------------------------------------------------------------------------------------
            14      TYPE OF REPORTING PERSON

                    IN
        ----------- ----------------------------------------------------------------------------------------------------



-------------------------------                 -------------------------------
CUSIP No. 872960109                             Page 8 of 16 pages
-------------------------------                 -------------------------------


ITEM 1.  (a).     Name of Issuer: TNS, Inc.

                  (b). Address of Issuer's Principal Executive Offices:

                           11480 Commerce Park Drive, Suite 600
                           Reston, VA 20191

                  (c).     Title of Class of Securities:  Common Stock

                  (d). CUSIP Number: 872960109

ITEM 2.  This Statement is being filed jointly by each of the following persons

         (i) Endowment Capital, L.P., is a Delaware limited partnership ("Endowment"), which is engaged in the private investment fund business. The address of its principal business office is 1105 North Market Street, 15th Floor, Wilmington, DE 19801. Endowment has not, during the past five years, been convicted in a criminal proceeding of any nature whatsoever, nor has Endowment been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction of any nature whatsoever during the past five years;

         (ii) Long Drive, L.P., a Delaware limited partnership ("Long Drive"), which is engaged in the private investment fund business. The address of its principal business office is 1105 North Market Street, 15th Floor, Wilmington, DE 19801. Long Drive has not, during the past five years, been convicted in a criminal proceeding of any nature whatsoever, nor has Long Drive been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction of any nature whatsoever during the past five years;

         (iii) Endowment Capital Group, LLC, a Delaware limited liability company, which serves as general partner to Endowment and Long Drive (the "General Partner"), and is engaged in the business of managing the business affairs of each. The address of its principal business office is 1105 North Market Street, 15th Floor, Wilmington, DE 19801. The General Partner has not, during the past five years, been convicted in a criminal proceeding of any nature whatsoever, nor has the General Partner been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction of any nature whatsoever during the past five years;

         (iv) Endowment Capital Group, L.P., a Delaware limited partnership, which serves as investment manager to Endowment and Long Drive (the "Manager"). The address of its principal business office is 1105 North Market Street, 15th Floor, Wilmington, DE 19801. The Manager has not, during the past five years, been convicted in a criminal proceeding of any nature whatsoever, nor has the Manager been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, during the past five years;

         (v) Endowment Capital Management, LLC, a Delaware limited liability company (the "Managing Partner"), which serves as general partner to Endowment Capital Group, L.P., and is engaged in the business of

-------------------------------                 -------------------------------
CUSIP No. 872960109                             Page 9 of 16 pages
-------------------------------                 -------------------------------


managing the business affairs of The Manager. The address of its principal business office is 1105 North Market Street, 15th Floor, Wilmington, DE 19801. The Managing Partner has not, during the past five years, been convicted in a criminal proceeding of any nature whatsoever, nor has the Managing Partner been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction of any nature whatsoever during the past five years; and

         (vi) Mr. Philip Timon, whose business address is 1105 North Market Street, 15th Floor, Wilmington, DE 19801, who serves as the managing member of the General Partner and the managing member of the Manager's general partner, and in such capacity is principally responsible for the management of the affairs of Endowment, Long Drive, the General Partner and the Manager. Mr. Timon has not, during the past five years, been convicted in a criminal proceeding of any nature whatsoever, nor has Mr. Timon been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction of any nature whatsoever during the past five years. Mr. Timon is a United States citizen.

         Endowment, Long Drive, the General Partner, the Manager, the Managing Partner and Philip Timon are sometimes also referred to herein individually as a "Reporting Person" and collectively as "Reporting Persons".

ITEM 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Persons have invested an aggregate amount of $70,387,056.62 (exclusive of brokerage commissions) in the securities of the Issuer reported hereunder. The sources of the funds used to purchase the shares of the Issuer held by the Reporting Persons are the partnership assets of each of Endowment and Long Drive, representing the capital contributions of the General Partner and each limited partner of Endowment and Long Drive (including Philip Timon).

ITEM 4.  Purpose of Transaction.

         The securities of the Issuer reported hereunder by the Reporting Persons were acquired as a long-term investment in the Issuer by Endowment and Long Drive. In managing the investment portfolio of Endowment and Long Drive, the Manager utilizes a fundamental, research-driven process to identify companies as being fundamentally undervalued and possessing the potential for high growth. In implementing this process, the Manager identified the Issuer as a company satisfying its rigorous investment criteria.

         The Reporting Persons reserve the right to discuss various views and opinions with respect to the Issuer and its business plans with the Issuer or the members of its senior management. The discussion of such views and opinions may extend from ordinary day-to-day business operations to matters such as nominees for representation on the Issuer's board of directors, senior management decisions and extraordinary business transactions.

         The Reporting Persons are continuing to analyze the recently proposed management buyout transaction concerning the Issuer and are evaluating a number of alternatives, including potential discussions of adequacy of the price as well as possibly joining the group of buyers..

-------------------------------                 -------------------------------
CUSIP No. 872960109                             Page 10 of 16 pages
-------------------------------                 -------------------------------

         In addition to the actions set forth above, the Reporting Persons may engage in any of the iterms 9b) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

         (a).  Aggregate shares held by each Reporting Person

               Endowment Capital, L.P.               3,519,650

               Long Drive, L.P.                      3,519,650

               Endowment Capital Group, LLC(1)       3,519,650

               Endowment Capital Group, L.P.(2)      3,519,650

               Endowment Capital Management, LLC(3)  3,519,650

               Philip Timon(4)                       3,519,650

         Percentage of class:

               Endowment Capital, L.P.               14.68%

               Long Drive, L.P.                      14.68%

               Endowment Capital Group, LLC          14.68%

               Endowment Capital Group, L.P.         14.68%

               Endowment Capital Management, LLC     14.68%

               Philip Timon                          14.68%

------------------------------
(1) Endowment Capital Group, LLC is the General Partner of Endowment Capital, L.P. and Long Drive, L.P., subject to the overall control of the managing member, Philip Timon.

(2) Endowment Capital Group, L.P. is the investment manager of Endowment Capital, L.P. and Long Drive, L.P., subject to the overall control of Philip Timon, the managing member of its general partner, and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(3) Endowment Capital Management, LLC is the general partner of Endowment Capital Group, L.P. subject to the overall control of Philip Timon, its managing member, and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(4) Philip Timon as the managing member of Endowment Capital Group, LLC and Endowment Capital Management, LlC is deemed to possess a controlling interest in the General Partner, the Managing partner and the Manager and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

-------------------------------                 -------------------------------
CUSIP No. 872960109                             Page 11 of 16 pages
-------------------------------                 -------------------------------

 (b).  Number of shares as to which such person has:

              (1)   Sole power to vote or to direct the vote:

              (i)      Endowment Capital, L.P.            0

              (ii)     Long Drive, L.P.                   0

              (iii)    Endowment Capital Group, LLC       0

              (iv)     Endowment Capital Group, L.P.      0

              (v)      Endowment Capital Management, LLC  0

              (vi)     Philip Timon                       0

              (2)      Shared power to vote or to direct the vote:

              (i)      Endowment Capital, L.P.            3,519,650

              (ii)     Long Drive, L.P.                   3,519,650

              (iii)    Endowment Capital Group, LLC       3,519,650

              (iv)     Endowment Capital Group, L.P.      3,519,650

              (v)      Endowment Capital Management, LLC  3,519,650

              (vi)     Philip Timon                       3,519,650

              (3)      Sole power to dispose or to direct the disposition of:

              (i)      Endowment Capital, L.P.            0

              (ii)     Long Drive, L.P.                   0

              (iii)    Endowment Capital Group, LLC       0

              (iv)     Endowment Capital Group, L.P.      0

              (v)      Endowment Capital Management, LLC  0

              (vi)     Philip Timon                       0

-------------------------------                 -------------------------------
CUSIP No. 872960109                             Page 12 of 16 pages
-------------------------------                 -------------------------------

              (4)      Shared power to dispose or to direct the disposition of:

              (i)      Endowment Capital, L.P.            3,519,650

              (ii)     Long Drive, L.P.                   3,519,650

              (iii)    Endowment Capital Group, LLC       3,519,650

              (iv)     Endowment Capital Group, L.P.      3,519,650

              (v)      Endowment Capital Management, LLC  3,519,650

              (vi)     Philip Timon                       3,519,650

 (c). Transactions in Securities of the Issuer during the past 60 days.

         The following transactions are sales that were effected on the open market during the past 60 days:

         Reporting Person       Date         # of Shares    Price per Share ($)

         Endowment          March 7, 2006       32,100           16.1900
         Long Drive         March 7, 2006       17,900           16.1900
         Endowment          March 8, 2006       3,420            15.8780
         Long Drive         March 8, 2006       1,580            15.8780
         Endowment          March 9, 2006       78,583           16.1400
         Long Drive         March 9, 2006       43,867           16.1400
         Endowment          March 14, 2006      39,014           20.3095
         Long Drive         March 14, 2006      21,786           20.3095
         Endowment          March 14, 2006      7,054            20.5909
         Long Drive         March 14, 2006      3,946            20.5909
         Endowment          March 14, 2006      3,658            20.3692
         Long Drive         March 14, 2006      2,042            20.3692
         Endowment          March 14, 2006      78,586           20.7130
         Long Drive         March 14, 2006      43,914           20.7130
         Endowment          March 15, 2006      583              20.3500
         Long Drive         March 15, 2006      317              20.3500
         Endowment          March 15, 2006      46,004           20.1500
         Long Drive         March 15, 2006      25,696           20.1500
         Endowment          March 15, 2006      44,923           20.2132
         Long Drive         March 15, 2006      25,077           20.2132
         Endowment          March 16, 2006      32,082           20.2500
         Long Drive         March 16, 2006      17,918           20.2500
         Endowment          March 17, 2006      48,379           20.2804
         Long Drive         March 17, 2006      27,021           20.2804
         Endowment          March 20, 2006      32,075           20.6397
         Long Drive         March 20, 2006      17,925           20.6397

-------------------------------                 -------------------------------
CUSIP No. 872960109                             Page 13 of 16 pages
-------------------------------                 -------------------------------

         Reporting Person        Date         # of Shares   Price per Share ($)

         Endowment          March 20, 2006      19,309           20.6270
         Long Drive         March 20, 2006      10,791           20.6270
         Endowment          March 21, 2006      17,776           20.8527
         Long Drive         March 21, 2006      9,924            20.8527
         Endowment          March 21, 2006      12,770           20.8880
         Long Drive         March 21, 2006      7,130            20.8880


ITEM 6.  Contracts,  Arrangements,   Understandings  or  Relationships  with
         Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships in place among any of the Reporting Persons with respect to the Securities of the Issuer. The General Partner serves as the General Partner to both Endowment and Long Drive. The Manager serves as the investment manager to both Endowment and Long Drive. Each of the General Partner and the Manager are subject to the overall control of Philip Timon, as managing member of the General Partner and managing member of the general partner of the Manager, and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares. Thus, the Reporting Persons could be deemed a "group" pursuant to Rule 13d-1(k) of Regulation 13D-G; however, the Reporting Persons neither admit nor deny that any such group exists. Nothing in this Schedule 13D shall be deemed an admission by any of the Reporting Persons that such person is a "beneficial owner" of the securities covered by this Schedule 13D.

-------------------------------                 -------------------------------
CUSIP No. 872960109                             Page 14 of 16 pages
-------------------------------                 -------------------------------


SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                ENDOWMENT CAPITAL, L.P.

Date:  March 23, 2006       By:   /s/ Philip Timon
                                      -----------------------------------------
                                      Philip Timon,  managing member of
                                      Endowment Capital Group,  LLC,
                                      general partner

                                LONG DRIVE, L.P.

Date:  March 23, 2006       By:   /s/ Philip Timon
                                      -----------------------------------------
                                      Philip Timon,  managing member of
                                      Endowment Capital Group,  LLC,
                                      general partner

                                ENDOWMENT CAPITAL GROUP, LLC

Date:  March 3, 2006        By:   /s/ Philip Timon
                                      -----------------------------------------
                                      Philip Timon,  managing member

                                ENDOWMENT CAPITAL GROUP, L.P.

Date:  March 23, 2006       By:   /s/ Philip Timon
                                      -----------------------------------------
                                      Philip Timon,  managing member of
                                      Endowment Capital Management,  LLC,
                                      general partner

                                ENDOWMENT CAPITAL MANAGEMENT, LLC

Date:  March 23, 2006       By:   /s/ Philip Timon
                                      -----------------------------------------
                                      Philip Timon,  managing member

                                PHILIP TIMON

Date:  March 23, 2006       By:   /s/ Philip Timon
                                      -----------------------------------------

-------------------------------                 -------------------------------
CUSIP No. 872960109                             Page 16 of 16 pages
-------------------------------                 -------------------------------


EXHIBIT 1 -- AGREEMENT OF JOINT FILING

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 23rd day of March, 2006.


                                ENDOWMENT CAPITAL, L.P.

Date:  March 23, 2006       By:   /s/ Philip Timon
                                      -----------------------------------------
                                      Philip Timon,  managing member of
                                      Endowment Capital Group,  LLC,
                                      general partner

                                LONG DRIVE, L.P.

Date:  March 23, 2006       By:   /s/ Philip Timon
                                      -----------------------------------------
                                      Philip Timon,  managing member of
                                      Endowment Capital Group,  LLC,
                                      general partner

                                ENDOWMENT CAPITAL GROUP, LLC

Date:  March 23, 2006       By:   /s/ Philip Timon
                                      -----------------------------------------
                                      Philip Timon,  managing member

                                ENDOWMENT CAPITAL GROUP, L.P.

Date:  March 23, 2006       By:   /s/ Philip Timon
                                      -----------------------------------------
                                      Philip Timon,  managing member of
                                      Endowment Capital Management,  LLC,
                                      general partner

-------------------------------                 -------------------------------
CUSIP No. 872960109                             Page 16 of 16 pages
-------------------------------                 -------------------------------


                               ENDOWMENT CAPITAL MANAGEMENT, LLC

Date:  March 23, 2006       By:   /s/ Philip Timon
                                      -----------------------------------------
                                      Philip Timon,  managing member


                                PHILIP TIMON

Date:  March 23, 2006       By:   /s/ Philip Timon
                                      -----------------------------------------